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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70480

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Armstrong Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711 3rd Avenue, Floor 5

(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JENNIFER POLISCHUK 212-938-1200   jpolischuk@armstrongsec.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP

(Name – if individual, state last, first, and middle name)

485 LEXINGTON AVE., FLOOR 11	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

09/24/2003	**173**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, JENNIFER POLISCHUK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARMSTRONG SECURITIES LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MAUD SUSANNA TURNBULL
Notary Public
Connecticut
My Commission Expires Apr. 30, 2028

Notary Public

Signature:

Title:
FINOP AND CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Armstrong Securities LLC

Report on Audit of Financial Statement

As of and for the Year Ended December 31, 2024

Armstrong Securities LLC
As of and for the Year Ended December 31, 2024

Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statement of Financial Condition   2

Notes to Financial Statement   3 - 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Armstrong Securities LLC
Old Greenwich, Connecticut

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Armstrong Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Armstrong Securities LLC auditor since 2023.

New York, New York
February 28, 2025

Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$ 2,128,604
Deposit with clearing broker	10,000
Securities owned, at fair value	2,006
Prepaid expenses	2,168
Other assets	2,599
TOTAL ASSETS	$ 2,145,377

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Due to affiliate	$ 125,908
Accounts payable and accrued expenses	148,777
TOTAL LIABILITIES	274,685

Member's Equity

TOTAL MEMBER'S EQUITY	1,870,692
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,145,377

See accompanying Notes to Financial Statement

Notes to Financial Statement
As of and for the Year Ended December 31, 2024

1. Organization and Nature of Business

Armstrong Securities LLC (the "Company"), incorporated under the laws of the state of Delaware on January 9, 2020. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective March 23, 2023. The Company is wholly-owned by Armstrong Securities Holdings LLC ("Parent"), a holding company. Armstrong Securities Holdings LLC is a wholly-owned subsidiary of EF Holdco Inc., which is a subsidiary of Ellington Financial Operating Partnership LLC, and is majority-owned ultimately by Ellington Financial Inc. ("EFC").

The Company is approved by FINRA to operate pursuant to the provisions of the Securities Exchange Act ("SEA") Rule 15c3-3 (the Customer Protection Rule) and to engage in repurchase/reverse repurchase transactions, proprietary and agency based trading, underwriting, and private placement transactions and as a broker or dealer selling interests in mortgages or other receivables, U.S. government and corporate debt securities with institutional customers and other broker dealers.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions and clearing brokers.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. The Company has not experienced any losses in the accounts and does not believe there to be any significant credit risk with respect to the deposits.

Cash Segregated under Federal and Other Regulations
The Company has established a segregated special reserve bank account for the benefit of customers under SEC Rule 15c3-3. There was no reserve account balance required as of December 31, 2024.

Deposit with Clearing Broker
The Company has established a fully disclosed clearing relationship. Per the clearing agreement, the Company made a $10,000 deposit.

Notes to Financial Statements
As of and for the Year Ended December 31, 2024

Income Tax Policy

The Company is a disregarded entity of the Parent for income tax purposes and as such its activities are reported on the consolidated returns of EF Holdco Inc. As of December 31, 2024, the Company has no separate income tax provisions and has determined there were no uncertain tax positions based on an evaluation of ASC 740 - *Accounting for Uncertainties Income Taxes*.

Fair Value

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the Statement of Financial Condition.

The Company carries its securities owned at fair value. US GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the facts market participants would use in valuing the investment based on the best information in the market.

The fair value hierarchy is categorized into three levels based on the inputs as follow:

Level 1) Valuations based on unadjusted quoted prices in active markets for identical investments.

Level 2) Valuations based on (a) quoted prices in markets that are not active; (b) quoted prices for similar investments in active markets; (c) inputs other than quoted prices that are observable or inputs derived from or corroborated by observable market data correlation or otherwise.

Level 3) Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Notes to Financial Statement
As of and for the Year Ended December 31, 2024

Fair Value (Continued)

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristic's particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for instruments categorized in Level 3.

The Company holds a single U.S. Treasury Bond exchange traded fund with a fair value of $2,006 as of December 31, 2024, such asset is considered a Level 1 asset.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
Equities	$ 2,006			$ 2,006
Total securities owned, at fair value	$ 2,006	$ -	$ -	$ 2,006

Recently Adopted Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statement in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, the Company has adopted ASU 2023-07, Segment reporting topic 280. The Company has evaluated the implications, if any, of this pronouncement and the possible impact it may have on the Company's financial statement. Management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation did not have a material impact on the company's statement of financial condition and result of operations. Refer to FN 6 for further disclosure.

3. Related Party

The Company entered into an expense sharing, personnel allocation and services agreement on February 13, 2023, with Ellington Financial Inc. The Company is allocated on a monthly basis certain expenses, including shared employee compensation, occupancy as well as other general overhead expenses in accordance with the agreement. As of December 31, 2024, the balance owed under the agreement was $125,908.

Notes to Financial Statement
As of and for the Year Ended December 31, 2024

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Standard permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. Net capital changes from day to day. At December 31, 2024, the Company had net capital of $1,833,418 which exceeded its required net capital by $1,583,418.

5. Commitments and contingencies

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

6. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM"), who is the COO, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income. The measurement of segment assets is reported on the balance sheet as total assets. All of the Company's customers are based in the United States. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2024 and February 28, 2025, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement.